Braskem S.A. Av. das Nações Unidas 8501 05425-070 São Paulo - SP - Brasil Fone 55 11 3576 9000 Fax: 55 11 3576 9532 www.braskem.com.br

October 8, 2010

BY EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549

Re:       Comment Letter dated September 2, 2010

            Braskem S.A.

            Form 20-F for Fiscal Year Ended December 31, 2009

            Filed June 1, 2010

            File No. 1-14862

Dear Mr. Cash:

By letter dated September 2, 2010, the Staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on June 1, 2010 (the “2009 Form 20-F”) by Braskem S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2009 Form 20-F.

The Company notes that, as described in the fourth paragraph under the caption “Financial Statements—Braskem Financial Statements” on page ii of the 2009 Form 20-F, the Brazilian government has enacted a number of laws and other regulations in recent years the main purpose of which has been to harmonize Brazilian GAAP with the International Financial Reporting Standards as issued by the International Accounting Standards Board ( “IFRS”). The Company notes that it intends to adopt IFRS for the year ended December 31, 2010 and that in its annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”), the Company intends to include financial statements prepared in accordance with IFRS and include other disclosures consistent with General Instruction G to Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2009

Results of Operations, page 105

1.         Please revise future filings to change the title of the measure presented as “Operating income (loss)” on page 106 since it is not consistent with the measures presented on pages 1, 107, 114, and F-7 with the same title.  In addition, please revise future filings to title the measure presented as “operating income” in your segment disclosures on pages F-134 to F-136 as “operating income before equity accounting and financial income”.

The Company notes that Brazilian GAAP has not historically required segment reporting. As a result, the Company has included segment information in its financial statements and in its discussion of its results of operations included under “Item 5. Operating and Financial Review and Prospects” in its annual reports on Form 20-F that has been prepared on the same basis as the information that the Company’s senior management uses to allocate resources among segments and evaluate their performance. As noted the fourth paragraph under the caption “Results of Operations” on page 105 and in other instances in which the “operating income” of segments is presented, the “operating income” of the Company’s  segments does not include financial expenses, financial income and results from equity accounting.

The Company understands the Staff’s concern that the use of the term “operating income” to describe this measure may be confusing as compared to the use of this term when presenting the Company’s consolidated results of operations. The Company believes that following its adoption of IFRS, the presentation of operating income for its segments will be consistent with the presentation of operating income in its consolidated results of operations. To the extent that the Company continues to report “operating income” for its segments on a basis that is not strictly consistent with the presentation of this measure in its consolidated results of operations, the Company will label the measure used with respect to its segments to clarify the differences between this measure and consolidated operating income.

Braskem S.A. Av. das Nações Unidas 8501 05425-070 São Paulo - SP - Brasil Fone 55 11 3576 9000 Fax: 55 11 3576 9532 www.braskem.com.br

Projected Sources and Uses of Cash, page 122

2.         Please revise future filings to address the potential risks, uncertainties, and consequences of not being able to obtain new debt and/or refinance existing debt based on potential market conditions.

The Company has reviewed the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis (Rel. No. 33-9144) and will revise its disclosure in “Item 5. “Operating and Financial Review and Prospects” under the heading “Liquidity and Capital Resources” in future filings to address the concerns raised by the Commission in this release as they relate to the Company.

Item 8 - Financial Information, page 153

3.         We note you have recently completed two significant acquisitions. Please include the disclosures required by ASC 805 in your next interim filing.

The Company respectfully has considered the Staff's comment and will provide ASC 805 disclosures in any interim financial statements that are "filed" with the SEC and required to be reconciled to U.S. GAAP.  Please note that the Company is a foreign private issuer and is not required to file with the SEC interim financial statements reconciled to US GAAP.

Braskem’s practice has been to issue a quarterly earnings releases for each fiscal quarter reflecting financial information prepared in accordance with Brazilian GAAP, and to furnish under cover of Form 6-K a translation of this press release and a translation of its Quarterly Information (Informações Trimestrais, or “ITR”) filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) which contains financial statements prepared in accordance with Brazilian GAAP for such fiscal quarter. The Company does not prepare quarterly U.S. GAAP financial statements or reconcile its Brazilian GAAP financial statements to U.S. GAAP on a quarterly basis.  The Company recognizes that the filing of a registration statement under the U.S. Securities Act of 1933 Act would require the Company to provide a reconciliation of its interim financial statements prepared under Brazilian GAAP to U.S. GAAP under Item 8 of Form 20-F. However, the Company does not currently intend to file any registration statement under the Securities Act prior to the issuance of its financial statements at and for the year ended December 31, 2010, and thus does not expect to be subject to this interim financial reconciliation requirement.

Braskem S.A. Av. das Nações Unidas 8501 05425-070 São Paulo - SP - Brasil Fone 55 11 3576 9000 Fax: 55 11 3576 9532 www.braskem.com.br

4.         Based on your disclosures, it appears to us that there may be certain legal and tax proceedings that could have a material adverse impact on your financial condition or results of operations.  Please revise future filings to include a specific and comprehensive discussion of the nature and status of each such matter and, if applicable, clarify why you have or have not established a provision for each such matter.  For each such matter, please also disclose your estimate of the potential loss or range of loss or disclose that such an estimate cannot be made, if applicable.

We respectfully inform the Staff that the last sentence of the first paragraph under the heading “Tax Proceedings” on page 153 of the 2009 Form 20-F was incorrect. Although the disclosures of the tax proceedings described under the headings “IPI—IPI Credits on Raw Materials Purchases” on page 153, “IPI—IPI Export Credits” on page 153-54, “IPI—IPI Credits Arising from the Acquisition of Fixed Assets and Materials Not Used in Production” on page 154, “Social Contribution on Net Income” on page 154, and “Offset of Tax Credits” on page 155 were revised from the disclosures of these matters included in the Company’s annual report on Form 20-F for the year ended December 31, 2008 to reflect the settlement of the suits described in these sections, the Company inadvertently failed to revise the last sentence of the first paragraph under the heading “Tax Proceedings” on page 153. This sentence should read:

“If any of these legal proceedings were decided adversely to us, we do not believe that our results of operations or financial condition would be materially and adversely affected.”

The Company will include in future filings a specific and comprehensive discussion of the nature and status of each material legal proceeding. For each such matter, the Company will disclose an estimate of the potential loss or range of loss or disclose that such an estimate cannot be made, if applicable.

Note 35 Summary of Main Differences Between Brazilian GAAP and U.S. GAAP, page F-102

(c) Property, plant and equipment, page F-104

(ii) Impairment of Long-Lived Assets, page F-104

5.         Please revise future filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your long-lived assets for recoverability.  If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.

The Company hereby undertakes to present more specific disclosure relating to its consideration of events and circumstances in determining whether it is necessary to test long-lived assets and, if it is necessary to test the Company’s long-lived assets for recoverability in a given period, to include a specific and comprehensive discussion regarding the results of that analysis in future filings of its annual report on Form 20-F.

The additional text we propose to include in the financial statements to be included in the 2010 Form 20-F would be read as follows:

Under IFRS, the Company is required to test the recoverability of its long-lived assets whenever external and/or internal events or changes in circumstances indicate that the carrying amount may not be recoverable, such as: (1) a significant decrease in the market price of a long-lived asset; (2) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition; (3) a significant adverse change in legal factors or in the business climate; (4) the introduction of new technologies used by competitors in order to achieve lower production costs; (5) the construction of new industrial plants by competitors; (6) the availability of new sources of naphtha, ethane or propane to the Company; (7) changes in the availability of raw materials and their prices; (8) future availability of competitive products that could be substituted for those produced by the Company; (9) global economic conditions; and (10) other conditions and circumstances not listed above that could have an adverse effect on the value of a long-lived asset.

Additionally, we confirm to the Staff that in future filings, if an analysis is conducted in a given period, we will include a specific and comprehensive discussion regarding the results of that analysis.

Braskem S.A. Av. das Nações Unidas 8501 05425-070 São Paulo - SP - Brasil Fone 55 11 3576 9000 Fax: 55 11 3576 9532 www.braskem.com.br

(e) Business combinations, purchase price allocations and goodwill, page F-107

6.         To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, individually or in the aggregate, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:

•         The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•         The amount of goodwill allocated to the unit.

•         A description of the material assumptions that drive estimated fair value.

•         A discussion of any uncertainties associated with each key assumption.

•         A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed carrying values for all your reporting units, please disclose that determination in future filings.

The Company undertakes to provide in future annual reports on Form 20 F (1) the disclosures requested by comment 6 if any cash generating unit's recoverable amount is not substantially in excess of the respective carrying value and goodwill, and (2) the percentage by which the recoverable amount exceeds carrying value for any cash generating units for which the recoverable amount is not substantially in excess of the carrying value.

The result of the tests conducted by the management in the fourth quarter of 2009 verified the excess of the fair value over the carrying value for each of the Company’s reporting units. The percentage by which fair value exceeds the carrying value of the Company’s basic petrochemicals, vinyls, polyolefins and chemical distribution reporting units were more than 300%, 100%, 150% and 2,000%, respectively at December 31, 2009.

The table below, demonstrating the amount of goodwill allocated to each business unit as of December 31, 2009, is included in the 2009 Form 20-F on page F-111.

	Basic Petrochemicals	Vinyls	Polyolefins	Chemical Distribution	Total
Goodwill Balances – Gross	3.1	3.0	1,454.8	97.3	1,558.2
Accumulated impairment losses	(3.1)		(393.3)	(4.9)	(401.3)
Goodwill Balances – Net	-	3.0	1,061.5	92.4	1,156.9

Braskem S.A. Av. das Nações Unidas 8501 05425-070 São Paulo - SP - Brasil Fone 55 11 3576 9000 Fax: 55 11 3576 9532 www.braskem.com.br

(x) Reconciliation from Brazilian GAAP to U.S. GAAP, page F-137

7.         With a view towards future disclosure, please tell us why you have not included cash flow statements prepared under U.S. GAAP or provided disclosures reconciling your cash flow statements under Brazilian GAAP to U.S. GAAP.

The Company’s cash flow is presented in accordance with International Accounting Standard No. 7 and as permitted under Item 17(c)(2)(iii) of Form 20-F and, consequently, no reconciliation to U.S. GAAP is required.

Form 6-K

8.         We note your presentation of EBITDA in several circumstances.  If you continue to present this measure, please include a reconciliation to net income in future filings.

Historically, the Company has not included a reconciliation of EBITDA to net income in its quarterly earnings releases in reliance on Rule 100(c) of Regulation G and note 2 to Rule 100 of Regulation G.  The Company understands the beneficial effects that this reconciliation has provided for investors in domestic reporting companies that are required to provide this reconciliation. The Company has reviewed its investor relations policy regarding its presentation of EBITDA in its quarterly earnings releases and hereby undertakes to include a reconciliation of EBITDA to net income in future quarterly earnings releases in which the Company presents EBITDA figures..

The Company hereby acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Braskem S.A. Av. das Nações Unidas 8501 05425-070 São Paulo - SP - Brasil Fone 55 11 3576 9000 Fax: 55 11 3576 9532 www.braskem.com.br

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Joel Benedito Junior at + 55 11 3576-9734, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Guilherme Alves Melega

Guilherme Alves Melega

Corporate Controller – Director

Braskem S.A.

cc:       Tricia Armelin

            Anne McConnell

            Securities and Exchange Commission